-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF SALE OF ALL ITS PARTNER
SHARES FOR APPROXIMATELY $40 MILLION

Tel Aviv, December 31, 2006 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on December 7, 2006, Elron has completed the sale of 3,906,085 shares of Partner Communications Company Ltd. (Nasdaq and TASE: PTNR and LSE: PCCD) ("Partner") comprising all its shares in Partner and approximately 2.5% of Partner's outstanding share capital, to several Israeli institutional investors for approximately $40 million.

As a result of the transaction, Elron will record a net (after tax) gain in the fourth quarter of 2006 of approximately $16 million under US GAAP.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).